UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. )*

Verso Paper Corp.

(Name of Issuer)

Common stock, $0.01 par value per share

(Title of Class of Securities)

92531L108

(CUSIP Number)

Eric Ross

Senior Managing Director and Chief Compliance Officer

Avenue Capital Group

399 Park Avenue

New York, NY 10022

(212) 878-3520

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

- with copies to -

Erik A Bergman, Esq.

Finn Dixon & Herling LLP

177 Broad Street

Stamford, CT 06901

February 2, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

CUSIP No. 92531L108

1	NAMES OF REPORTING PERSONS Avenue Capital Management II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,623,467
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,623,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,623,467
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (see Instructions) IA

CUSIP No. 92531L108

1	NAMES OF REPORTING PERSONS Avenue Capital Management II GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,623,467
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,623,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,623,467
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (see Instructions) OO

CUSIP No. 92531L108

1	NAMES OF REPORTING PERSONS Marc Lasry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,623,467
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,623,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,623,467
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (see Instructions) IN

SCHEDULE 13D

This Schedule 13D (“Schedule 13D”) is being filed on behalf of the Reporting Persons (as defined below) relating to shares of common stock of Verso Paper Corp., a Delaware corporation (the “Issuer”), $0.01 par value per share (the “Common Stock”), acquired on the open market.

Item 1. Security and Issuer

Securities acquired:

Shares of common stock, $0.01 par value per share (the “Common Stock”).

Issuer:

Verso Paper Corp.

6775 Lenox Center Court, Suite 400

Memphis, Tennessee 38115-4436

Item 2. Identity and Background

(a) This Schedule 13D is jointly filed by:

(i)

Avenue Capital Management II, L.P. (“Avenue Capital II”), a Delaware limited partnership and the investment advisor to Avenue Investments, L.P., a Delaware limited partnership (“Avenue Investments”), Avenue International Master, L.P., a Cayman Islands exempted limited partnership (“Avenue International Master”), Avenue-CDP Global Opportunities Fund, L.P., a Cayman Islands exempted limited partnership (“CDP Global”) and Avenue Special Situations Fund VI (Master), L.P. (“Avenue Fund VI Master”), a Delaware limited partnership (Avenue Investments, Avenue International Master, CDP Global and Avenue Fund VI Master each, individually, a “Fund” and, collectively, the “Funds”), with respect to the Common Stock held by the Funds;

(ii)

Avenue Capital Management II GenPar, LLC (“GenPar”), a Delaware limited liability company and the general partner of Avenue Capital II, with respect to the Common Stock held by the Funds; and

(iii)

Marc Lasry, a United States citizen and the managing member of GenPar, with respect to the Common Stock held by the Funds.

The persons identified in (i) through (iii) above are herein referred to as the “Reporting Persons.”

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

(b) The principal place of business for each of the Reporting Persons is c/o Avenue Capital Management II, L.P, 399 Park Avenue, 6th Floor, New York, NY 10022.

(c) The principal business of Avenue Capital II is to serve as the investment advisor to the Funds and one or more affiliated entities.  The principal business of GenPar is to serve as the general partner of Avenue Capital II.  Marc Lasry serves as the principal control person (directly or indirectly) of all of the Reporting Persons, and serves in a similar capacity to various other related entities, all of which are engaged in investment or investment management activities.

(d) During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship or place of organization of each of the Reporting Persons.

 Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons are the beneficial owners of 2,623,467 shares of Common Stock which are held by the Funds.  The aggregate purchase price of the shares of Common Stock beneficially owned by the Reporting Persons collectively was $10,011,256.  The source of funding for the purchase of the share of Common Stock was the general working capital of the Funds.

Item 4. Purpose of the Transaction

The Funds acquired the shares of Common Stock owned by them on the open market.  The shares of Common Stock are held by the Funds for investment purposes.

The Reporting Persons, depending on investment priorities, may direct the Funds to buy, sell, hedge or enter into other transactions in Common Stock.  The Reporting Persons reserve the right directly or indirectly to acquire or dispose of additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of market conditions, the availability of shares of Common Stock or other factors.  The Reporting Persons also may, at any time and from time to time, change their purpose and/or formulate plans or proposals with respect thereto.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of this Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

Name of Reporting Person	Number of Shares	Percentage of Class
Avenue Capital II	2,623,467	5.0%
GenPar	2,623,467	5.0%
Marc Lasry	2,623,467	5.0%

Collectively, the securities reported in this Schedule 13D are held by the Funds.  No Fund holds, individually, more than 5% of the Common Stock.  Avenue Capital Management II, L.P. is an investment adviser to each of the Funds.  Avenue Capital Management II GenPar, LLC is the General Partner of Avenue Capital Management II, L.P. and Marc Lasry is the Managing Member of Avenue Capital Management II GenPar, LLC.

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 52,467,101 shares of Common Stock issued and outstanding as of October 29, 2010, as reported by the Issuer in its Form 10Q filed by the Issuer with the Securities Exchange Commission on November 3, 2010.

 (b) Each of the Reporting Persons has the shared power to vote and dispose of the shares of Common Stock held by the Funds which are beneficially owned by it as reported in this Schedule 13D.

(c) The Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock in the past sixty (60) days.

(d) In addition to the Reporting Persons, the following persons may have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D:

(i)

the Funds;

(ii)

Avenue International, Ltd. (“Avenue International”), a Cayman Islands exempted company and the sole limited partner of Avenue International Master;

(iii)

Avenue International Master GenPar, Ltd. (“Avenue International GenPar”), a Cayman Islands exempted company and the general partner of Avenue International Master;

(iv)

Avenue Partners, LLC (“Avenue Partners”), a New York limited liability company, the general partner of Avenue Investments and the sole shareholder of Avenue International GenPar;

(v)

Avenue Global Opportunities Fund GenPar, LLC (“CDP Global GenPar”), a Delaware limited liability company and the general partner of CDP Global;

(vi)

Avenue Special Situations Fund VI (A), L.P. (“Avenue Fund VI A”), a Delaware limited partnership and limited partner of Avenue Fund VI Master;

(vii)

Avenue Special Situations Fund VI (B), L.P. (“Avenue Fund VI B”), a Delaware limited partnership and limited partner of Avenue Fund VI Master;

(viii)

Avenue Special Situations Fund VI (B-Feeder), L.P. (“Avenue Fund VI B-Feeder”), a Delaware limited partnership and limited partner of Avenue Fund VI B;

(ix)

Avenue Special Situations Fund VI (C), L.P. (“Avenue Fund VI C”), a Cayman Islands exempted limited partnership and limited partner of Avenue Fund VI C;

(x)

Avenue Special Situations Fund VI (C-Feeder), L.P. (“Avenue Fund VI C-Feeder”), a Cayman Islands exempted limited partnership and limited partner of Avenue Fund VI Master;

(xi)

Avenue Capital Partners VI, LLC (“Avenue Capital VI”), a Delaware limited liability company and the general partner of Avenue Fund VI Master, Avenue Fund VI A, Avenue Fund VI B, Avenue Fund VI B-Feeder, Avenue Fund VI C and Avenue Fund VI C-Feeder; and

(xii)

GL Partners VI, LLC (“GL VI”), a Delaware limited liability company and the managing member of Avenue Capital VI.

No person other than those listed above is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this statement and any amendments hereto, a copy of which is filed as Exhibit 99.1 hereto.

Other than as described in this Schedule 13D and the agreements attached here to and incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 24

Power of Attorney for Marc Lasry, dated February 11, 2010.

Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons, dated February 11, 2011.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

AVENUE CAPITAL MANAGEMENT II, L.P. By: Avenue Capital Management II GenPar, LLC, its General Partner By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry

Exhibit Index

Exhibit No.

Description

Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons dated February 11, 2011.

Exhibit 24

Power of Attorney of Marc Lasry, dated February 11, 2010.

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) (1) (iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated February 11, 2011 (including amendments thereto) with respect to the Common Stock of Verso Paper Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: February 11, 2011

AVENUE CAPITAL MANAGEMENT II, L.P. By: Avenue Capital Management II GenPar, LLC, its General Partner By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry

EXHIBIT 24

POWER OF ATTORNEY

This Power of Attorney is being granted in connection with executing regulatory filings and related documents.

Marc Lasry hereby constitutes and appoints Eric Ross, Chief Compliance Officer, irrevocably as her true and lawful agent and attorney-in-fact (the “ Attorney ”), in her name, place and stead, to execute regulatory or related documents on her behalf.

The foregoing power of attorney is coupled with an interest, shall be irrevocable and shall survive the incapacity or bankruptcy of Marc Lasry.

This Power of Attorney shall not revoke any power of attorney that has been previously granted by Marc Lasry to any other person.

For clarity, this Power of Attorney shall not be deemed to be revoked by any power of attorney that may be granted by Marc Lasry to any other person after the date hereof, unless any such subsequent power of attorney specifically refers to this Power of Attorney by the date of execution of this Power of Attorney by Marc Lasry.

Marc Lasry shall be fully responsible for any act done by Eric Ross by virtue hereof as if it had been done by Marc Lasry, herself.

This Power of Attorney will be in full force and effect until (i) such Power of Attorney is terminated by Marc Lasry or (ii) Eric Ross is no longer an employee of Avenue Capital Management II, L.P. or its affiliates.

This Power of Attorney shall be governed by the State of New York

CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document. As the “principal,” you give the person whom you choose (your “agent”) authority to spend your money and sell or dispose of your property during your lifetime without telling you. You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest. “Important Information for the Agent” at the end of this document describes your agent’s responsibilities.

Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time. If you are revoking a prior Power of Attorney by executing this Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind. If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your agent cannot make health care decisions for you. You may execute a “Health Care Proxy” to do this.

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15. This law is available at a law library, or online through the New York State Senate or Assembly websites, www.senate.state.ny.us or www.assembly.state.ny.us.

If there is anything about this document that you do not understand, you should ask a lawyer of your own choosing to explain it to you.

[remainder of page left intentionally blank]

IN WITNESS WHEREOF, Marc Lasry has executed this Power of Attorney as of February 11, 2010.

Signed:

Marc Lasry

By:

Marc Lasry, in his individual capacity

STATE OF NEW YORK:

)

)ss:

COUNTY OF NEW YORK:

)

On the 11th day of February, in the year 2010, before me, the undersigned, a Notary Public in and for said state, personally appeared Marc Lasry, personally known to me or proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her capacity, and that by his/her signature on the instrument, the person or the entity upon behalf of which the person acted, executed the instrument.

/s/Joel Cassagnol

Notary Public

JOEL CASSAGNOL
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02CA6142650
QUALIFIED IN NASSAU COUNTY
CERTIFICATE FILED IN NEW YORK COUNTY
COMMISSION EXPIRES MARCH 20, 2010

IMPORTANT INFORMATION FOR THE AGENT:

When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal. This relationship imposes on you legal responsibilities that continue until you resign or the Power of Attorney is terminated or revoked. You must:

(1) act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest;

(2) avoid conflicts that would impair your ability to act in the principal’s best interest;

(3) keep the principal’s property separate and distinct from any assets you own or control, unless otherwise permitted by law;

(4) keep a record or all receipts, payments, and transactions conducted for the principal; and

(5) disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manner: (Principal’s Name) by (Your Signature) as Agent, or (your signature) as Agent for (Principal’s Name).

You may not use the principal’s assets to benefit yourself or give major gifts to yourself or anyone else unless the principal has specifically granted you that authority in this Power of Attorney or in a Statutory Major Gifts Rider attached to this Power of Attorney. If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest. You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been named in this document, or the principal’s guardian if one has been appointed. If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice.

Liability of agent:

The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5, Title 15. If it is found that you have violated the law or acted outside the authority granted to you in the Power of Attorney, you may be liable under the law for your violation.

Eric Ross has read the foregoing Power of Attorney and acknowledges his legal responsibilities with respect thereto.

IN WITNESS WHEREOF, the Eric Ross has executed this Power of Attorney as of February 11, 2010.

Signed:	Eric Ross
By:	Eric Ross
Title:	Chief Compliance Officer

STATE OF NEW YORK	)

) ss.:

COUNTY OF NEW YORK	)

On the 11th day of February, in the year 2010, before me, the undersigned, a Notary Public in and for said state, personally appeared Eric Ross, personally known to me or proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her capacity, and that by his/her signature on the instrument, the person or the entity upon behalf of which the person acted, executed the instrument.

/s/ Joel Cassagnol
Notary Public

JOEL CASSAGNOL NOTARY PUBLIC, STATE OF NEW YORK
NO. 02CA6142650
QUALIFIED IN NASSAU COUNTY
CERTIFICATE FILED IN NEW YORK COUNTY
COMMISSION EXPIRES MARCH 20, 2010